Huize Holding Limited

49/F, Building T1, Qianhai Financial Centre, Linhai Avenue

Qianhai Shenzhen-Hong Kong Cooperation Zone

Shenzhen 518000

People’s Republic of China

September 13, 2023

VIA EDGAR

Mr. Tyler Howes

Ms. Jennifer Gowetski

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Huize Holding Limited (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2022

Filed on April 19, 2023

File No. 001-39216

Dear Mr. Howes and Ms. Gowetski:

This letter sets forth the Company’s responses to the comments contained in the letter dated August 31, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on April 19, 2023 (the “2022 Form 20-F”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 162

1.

We note your statement that you reviewed your register of members and public filings made by your shareholders in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

Paragraphs (a) and (b)(3) of Item 16I

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

September 13, 2023

In connection with the required submission under paragraph (a) and the required disclosure under (b)(3) of Item 16I, the Company respectfully supplements that it relied on the Company’s register of members and the Schedules 13G and the amendments thereto (together, the “Beneficial Ownership Reports”) filed by the Company’s major shareholders. The Company believes such reliance is reasonable and sufficient, because the major shareholders are legally obligated to report their beneficial ownership on Schedule 13G with the Commission.

Based on the examination of the Company’s register of members as well as the Beneficial Ownership Reports, other than Huidz Holding Limited, Crov Global Holding Limited, Wande Weirong Limited, CDF Capital Insurtech Limited and Bodyguard Holding Limited, no shareholder beneficially owned 5% or more of the Company’s total outstanding common shares as of February 28, 2023. Based on the review of the Beneficial Ownership Reports:

•

Huidz Holding Limited is a company incorporated in British Virgin Islands that is ultimately controlled by QYRT Family Trust, a trust established under the laws of the British Virgin Islands and managed by HSBC International Trustee Limited as the trustee. Mr. Cunjun Ma, Chairman and Chief Executive Officer of the Company, is the settlor of the trust and his family member(s) are the trust’s beneficiaries.

•

Crov Global Holding Limited is a company incorporated in the British Virgin Islands, and is wholly owned by Made-in-China.com LIMITED, which in turn is wholly owned by Focus Technology Co., Ltd., a company with its securities listed on Shenzhen Stock Exchange (stock code: 002315). Mr. Jinhua Shen is the controlling shareholder and chairperson of Focus Technology Co., Ltd.

•

Wande Weirong Limited is a company incorporated in the British Virgin Islands, and is wholly owned by Jiaxing Weirong Investment Management Partnership (Limited Partnership), whose general partner is Wanrong Times Asset Management (Xuzhou) Co., Ltd. Beijing Wanrong Times Capital Management Co., Ltd. is the controlling shareholder of Wanrong Times Asset Management (Xuzhou) Co., Ltd. Mr. Jun Xiong is the controlling shareholder of Beijing Wanrong Times Capital Management Co., Ltd. Mr. Jun Xiong disclaims beneficial ownership of the shares held by Wande Weirong Limited, except to the extent of his pecuniary interests therein.

•

CDF Capital Insurtech Limited is a company incorporated in the British Virgin Islands, and is wholly owned by Tianjin Chuangdongfang Enterprise Management Partnership (Limited Partnership), whose general partner is Mr. Ke Xiao.

•

Bodyguard Holding Limited is an ESOP platform for the restricted share award of the Company or on behalf of certain director. The restricted shares are granted to certain directors, management and key employees of the Company who are shareholders of Bodyguard Holding Limited.

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

September 13, 2023

In addition, based on the Company’s register of members as of February 28, 2023, its shareholders on record included: (i) Citi (Nominees) Limited, (ii) Huidz Holding Limited, (iii) Crov Global Holding Limited, (iv) CDF Capital Insurtech Limited, (v) Bodyguard Holding Limited, and (vi) two share incentive platforms of the Company (the “Share Incentive Platforms”), collectively holding less than 2% of the Company’s total outstanding shares as of February 28, 2023, for which shares Mr. Cunjun Ma has sole voting power.

Citi (Nominees) Limited is the nominee for the depositary of the Company’s ADSs and acts as the attorney-in-fact for the ADS holders. It would present an undue hardship for the Company to verify the background of each ADS holder due to the large number of such holders. The Company could only rely on the Beneficial Ownership Reports filed by the beneficial owners of 5% or more of the Company’s shares to identify the Company’s principal shareholders. Based on these public filings, none of the holders who own 5% or more of the Company’s shares, including Huidz Holding Limited, Crov Global Holding Limited, CDF Capital Insurtech Limited and Bodyguard Holding Limited, is owned or controlled by a governmental entity in China, as described above. Additionally, each Share Incentive Platform is a company incorporated in the British Virgin Islands, and is controlled by individuals affiliated with the Company. Neither of them is known to the Company to be owned or controlled by a governmental entity in China.

Further, as disclosed in the 2022 Form 20-F, Mr. Cunjun Ma was able to exercise in aggregate 76.8% of the Company’s total voting power as of February 28, 2023. Based on the foregoing, the Company believes that it is not owned or controlled by a governmental entity in China and that no governmental entities in China have a controlling financial interest in the Company.

In addition, as disclosed in the 2022 Form 20-F, the Company is the primary beneficiary of the VIE. The Company has the power to direct the activities that most significantly affect the economic performance of the VIE and receives the economic benefits of and absorbs losses that potentially could be significant to the VIE. Additionally, the nominee shareholders of the VIE are either natural persons who hold shares in the VIE through the Company’s PRC ESOP holding entities, or PRC holding entities of the shareholders of Huize Holding Limited, the Cayman holding company. The Company is not aware of any of the nominee shareholders of the VIE being owned or controlled by a governmental entity in China. As a result, the Company believes that the VIE is not owned or controlled by a governmental entity in China, and no governmental entity in China has a controlling financial interest in the VIE.

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

September 13, 2023

Paragraph (b)(2) of Item 16I

In connection with the required disclosure under paragraph (b)(2) of Item 16I, the Company respectfully submits that, as explained above, it would present an undue hardship for the Company to verify the background of each ADS holder due to the large number of such holders, and the Company could only rely on the Beneficial Ownership Reports filed by the beneficial owners of 5% or more of the Company’s shares to identify the Company’s principal shareholders. Based on these public filings, none of the holders who own 5% or more of the Company’s shares is a governmental entity in the Cayman Islands or owned or controlled by a governmental entity in the Cayman Islands. In addition, as explained above, the Share Incentive Platforms are controlled by individuals affiliated with the Company, and Mr. Cunjun Ma has sole voting power with respect to the shares held by the Share Incentive Platforms. Neither of the Share Incentive Platforms is known to the Company to be a governmental entity in the Cayman Islands or owned or controlled by a governmental entity in the Cayman Islands. Therefore, to the Company’s knowledge, no governmental entities in the Cayman Islands owns any share of the Company.

The Company respectfully submits that it did not rely upon any legal opinions or third party certifications such as affidavits as the basis of its submission.

2.

In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

Directors of Huize Holding Limited

The Company respectfully submits to the Staff that, as part of the Company’s annual compliance and reporting procedures for the Form 20-F preparation and filing, the Company has required all of its directors to complete a questionnaire, which asks, among others, a question on whether the applicable director is an official of the Chinese Communist Party. Each director of Huize Holding Limited has confirmed that he/she is not an official of the Chinese Communist Party in their respective completed questionnaires. By signing such questionnaire, each director has certified the accuracy of his/her responses to the questionnaire, which the Company believes constitutes sufficient basis and support.

Directors of the Company’s Consolidated Foreign Operating Entities

The Company further respectfully submits that as part of the Company’s consolidated operating entities’ employment onboarding process, the directors of these entities are required to provide their background information, including any party affiliation, to the Company. The Company has emphasized that providing accurate background information is a condition of their employment, and they have represented to the Company in their employment agreements that the information they provided to the Company is true and accurate. In addition, the Company has established mechanisms to ensure that it is well-informed on such matters. The Company proactively engages in open communication with the directors of its consolidated operating entities and frequently conducts public searches of their profiles to stay updated on their party affiliation status. Based on the information provided by the directors of the Company’s consolidated operating entities, the Company believes that none of them is an official of the Chinese Communist Party.

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

September 13, 2023

As illustrated above, each of the Company’s directors and directors of the Company’s consolidated operating entities is obligated to confirm whether he or she is an official of the Chinese Communist Party to the Company. The Company believes it is reasonable and sufficient to rely on such information provided by the relevant personnel as the basis of its submission that none of them is an official of the Chinese Communist Party.

3.

We note that your disclosures pursuant to Items 16I(b)(2), (b)(3) and (b)(5) are provided for “our company or any of our subsidiaries or the VIE.” We also note that your definition of “VIE” on page 1 of your Form 20-F only refers to Shenzhen Huiye Tianze Investment Holding Co., Ltd. and does not include the VIE’s subsidiaries. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.

•

With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.

The Company respectfully submits that the jurisdictions in which the Company’s principal consolidated foreign operating entities are incorporated include China (including Hong Kong SAR) and the British Virgin Islands. Except for the VIE and its subsidiaries, the Company holds 100% equity interests in all other principal consolidated foreign operating subsidiaries.

As disclosed in the 2022 Form 20-F, the Company is the primary beneficiary of the VIE. Other than Shanghai Huiju Haoshi Technology Co., Ltd. in which the VIE holds 80% equity interest, all subsidiaries of the VIE are wholly owned by the VIE. The remaining 20% equity interest of Shanghai Huiju Haoshi Technology Co., Ltd. is held by Shanghai Juhuaixun Information Technology Partnership (Limited Partnership), which is a share incentive platform of the Company and not a governmental entity. Additionally, the nominee shareholders of the VIE are either natural persons who hold shares in the VIE through the Company’s PRC ESOP holding entities, or PRC holding entities of the shareholders of Huize Holding Limited, the Cayman holding company. The Company is not aware of any of the nominee shareholders of the VIE being owned or controlled by a governmental entity in China. Therefore, no governmental entity in China own shares of the VIE and the VIE’s subsidiaries.

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

September 13, 2023

Based on the above information and to the Company’s knowledge, no governmental entities in China (including Hong Kong SAR) and the British Virgin Islands own shares of the Company and the Company’s consolidated foreign operating entities (including the VIE and the VIE’s subsidiaries) as of the date of the 2022 Form 20-F.

•	With respect to (b)(3) and (b)(5), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.

With respect to the required disclosure under paragraph (b)(3) of Item 16I, the Company respectfully submits to the Staff that, based on the analysis in the response to Comments #1 and #3 set out above, no government entities in China have a controlling financial interest in the Company and the Company’s consolidated foreign operating entities (including the VIE and the VIE’s subsidiaries).

With respect to the required disclosure under paragraph (b)(5) of Item 16I, the Company confirms that none of the articles of the Company and of its consolidated foreign operating entities (including the VIE and the VIE’s subsidiaries) incorporated wording from charter of the Chinese Communist Party.

*     *     *

If you have any additional questions or comments regarding the 2022 Form 20-F, please contact the undersigned at +86 755 3689 9088 or the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP at +86 21 6193 8210 or haiping.li@skadden.com.

Very truly yours,

/s/ Ronald Tam
Ronald Tam
Co-Chief Financial Officer

cc:	Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Vincent Yao, Partner, PricewaterhouseCoopers Zhong Tian LLP